Tompkins Financial Corporation S-3

EXHIBIT 23.1

KPMG LLP

515 Broadway

Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Tompkins Financial

Corporation:

We consent to the incorporation by reference in the registration statement on Form S-3 of Tompkins Financial Corporation of our reports dated March 1, 2018, with respect to the consolidated statements of condition of Tompkins Financial Corporation as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of Tompkins Financial Corporation, and to the reference to our firm under the heading “Experts” in the prospectus.

Albany, New York

July 20, 2018